SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

EXPRESS SYSTEMS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada	91-1918324
(State of Incorporation or Organization)	(IRS Employer Identification No.)

W. Magnolia Street, #446, Bellingham, WA 98225
(Address of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |_|

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class of stock is to be registered
NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

A description of the Common Stock is set forth at page 14 of the Prospectus forming part of the Registration Statement on Form SB-2/A filed under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission on February 11, 2005, Registration No. 333-107002 (the "Registration Statement") on behalf of Express Systems Corporation (the Registrant"), which is hereby incorporated by reference for all purposes.

Item 2. Exhibits.

1. Articles of Incorporation of the Registrant are incorporated herein by reference to Exhibit 3.1 to the Registration Statement.

2. By-laws of the Registrant are incorporated herein by reference to Exhibit 3.2 to the Registration Statement.

3. Specimen Certificate for shares of Common Stock of the Registrant is incorporated herein by reference to Exhibit 4.2 to the Registration Statement.

The Registrant hereby further incorporates by reference the description of the Common Stock included in any form of prospectus subsequently filed by the Registrant pursuant to Rule 424 under the Securities Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 26, 2005	EXPRESS SYSTEMS CORPORATION

By: /s/ Randy Barrington-Foote
Randy Barrington-Foote, President